APPENDIX A

                                  Amendments to
                           1995 Equity Incentive Plan

         Section 4.1 of the Plan shall be amended so that the number of shares authorized under the Plan is increased to 3,600,000 shares.


         Note: The following amendments will be effective for options granted in 1999, so that the first Measurement Year will be 1998 and the first base year will be 1997.

         Section 9 of the Plan shall be amended as follows:

                                    SECTION 9

                                DIRECTOR OPTIONS

         The provisions of this Section 9 are applicable only to Options granted to Nonemployee Directors. The provisions of Section 5 are applicable to Options granted to Employees and Consultants (and to the extent provided in Section 9.2.6, to Director Options).

         9.1      Granting of Options.

                  9.1.1 Nonemployee Director Grants. Each Nonemployee Director shall receive an annual grant of Director Options to purchase 5,000 shares of Stock. Such amount would automatically increase if Earnings Per Share for the Fiscal Year immediately preceding the year in which the director option is granted (the "Measurement Year") exceeded the Earnings Per Share for the Fiscal Year immediately preceding the Measurement Year by more than 15%. The Board of Directors will determine the formula by which the base grant would increase each year. In no event shall the number of Director Options granted to each Nonemployee Director in any Fiscal Year exceed 9,000 shares.

                  9.1.2 Employee Director Grants. Employee Directors shall only receive Options in their capacity as Employees and not in their capacity as Directors.

                  9.1.3 Date of Grant. All Director Options shall be granted at the annual meeting of the Board.

         9.2      Terms of Options.

                  9.2.1 Option  Agreement.  Each Option granted pursuant to this
         Section 9 shall be evidenced by a written stock option agreement which shall be executed by the Optionee and the Company.

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                  9.2.2  Exercise  Price.  The  Exercise  Price  for the  Shares
         subject to each Option granted pursuant to this Section 9 shall be 100% of the Fair Market Value of such Shares on the Grant Date.

                  9.2.3 Exercisability.  Each Option granted pursuant to Section
         9.1.1 shall become immediately exercisable on the first anniversary of the Grant Date. Notwithstanding the preceding, once an optionee ceases to be a Director, his or her Options which are not exercisable shall not become exercisable thereafter.

                  9.2.4 Expiration of Options. Each Option shall terminate upon the first to occur of the following events:

                  (a)      The expiration of ten (10) years from the Grant Date;
         or

                  (b) The expiration of one (1) year from the date of the Optionee's termination of service as a Director for any reason.

                  9.2.5 Not Incentive Stock Options. Options granted pursuant to this Section 9 shall not be designated as Incentive Stock Options.

                  9.2.6 Other Terms. All provisions of this Plan not inconsistent with this Section 9 shall apply to Options granted to Nonemployee Directors; provided, however, that Section 5.2 (relating to the Committee's discretion to set the terms and conditions of Options) shall be inapplicable with respect to Nonemployee Directors.


* * * * *


         The definition of "Earnings Per Share" under the Plan shall be amended to read as follows:

         "Earnings Per Share" means as to any Fiscal Year, the Company's Net Income or a business unit's Pro Forma Net Income, divided by the weighted average number of Shares outstanding for such Fiscal Year (basic Earnings Per Share as opposed to diluted Earnings Per Share), rounded to the nearest cent ($0.01). The weighted average number of shares outstanding for any Fiscal Year will be determined by disregarding any stock repurchases by the Company and the Net Income or Pro Forma Net Income will be adjusted to reflect the net impact of any debt service attributable to funds borrowed to effect any stock repurchases. For these purposes, all funds used to effect stock repurchases will be deemed to have been borrowed, and at an interest rate equal to the lowest cost of the Company's then existing borrowed funds."


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